Results of December 7, 2000 shareholder meeting
(Unaudited)



An annual meeting of shareholders of the fund was held on December 7, 2000. At the meeting, each of the nominees for Trustees was elected, as follows:

					  Votes
		   Votes for	  withheld
Jameson Adkins Baxter  50,946,331   1,015,738
Hans H. Estin	        50,944,131   1,017,938
J. A. Hill	        50,985,477     976,591
Ronald J. Jackson      50,971,283     990,785
Paul L. Joskow	        50,978,939     983,129
Elizabeth T. Kennan    50,914,139   1,047,929
Lawrence J. Lasser     50,961,244   1,000,824
John H. Mullin III     50,995,040     967,028
R. E. Patterson        50,990,678     971,391
George Putnam, III     50,947,127   1,014,942
A.J.C. Smith	        50,959,685   1,002,384
W. Thomas Stephens     50,983,165     978,904
W. Nicholas Thorndike  50,953,032   1,009,036

A proposal to approve a new management
contract between yourfund and Putnam Investment
Management, Inc. follows: 38,959,392 votes for, And 3,993,385 votes against, with 9,009,292 abstentions and broker non-votes.

A proposal to approve an amendment to the funds
Fundamental investment restriction with respect to borrowing was approved as follows: 39,570,469 votes for, and 3,153,420 votes against, with 9,238,180 abstentions and broker non-votes.

A proposal to approve an amendment to the funds
Fundamental investment restriction with respect to making loans was approved as follows:
39,448,554 votes for, and 3,257,533 votes
against, with 9,255,982 abstentions and broker non-votes.

A proposal to ratify the selection of
PricewaterhouseCoopers LLP as the independent auditors of your fund as follows: 50,029,022 votes for, and 544,563 votes against, with 1,388,483 abstentions.

All tabulations are rounded to nearest whole number.